Exhibit 3

10 January 2013

WPP plc

New WPP Reduction of Capital becomes effective

WPP plc (“New WPP”) announces that, at a hearing of the Jersey Court held on 9 January 2013, the Jersey Court confirmed the New WPP Reduction of Capital, as referred to in the circular to share owners dated 13 November 2012 (the “Scheme Circular”) and approved by WPP Share Owners on 11 December 2012. The order made by the Jersey Court confirming the New WPP Reduction of Capital has been registered by the Jersey Registrar of Companies and the New WPP Reduction of Capital has, accordingly, become effective.

Pursuant to the New WPP Reduction of Capital, the entire amount standing to the credit of New WPP’s share premium account on 2 January 2013, being the effective date of the Scheme of Arrangement whereby New WPP became the new parent company of the WPP Group, has been cancelled and the reserve arising has been re-characterised as a distributable reserve.

The New WPP Reduction of Capital has, accordingly, created a reserve of approximately £11,110.4m in the accounts of New WPP that may be used to support the payment of future dividends or applied towards any other lawful purpose, including share repurchases.

Capitalised terms used but not defined in this announcement have the meanings given to them in the Scheme Circular.

For further information:

Feona McEwan +44 20 7408 2204

www.wppinvestor.com